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                                                                    EXHIBIT 20.1

         Quepasa.com Announces Cost Reduction Program To
         Enhance Competitive Position; To Reduce Workforce by
         Approximately One Third

           PHOENIX--(BUSINESS WIRE)--May 9, 2000--Quepasa.com (Nasdaq:
           PASA), the premier online community for U.S. Hispanics, today announced that the Company will be reducing its workforce by approximately one third over the next 60 days as part of management's effort to further enhance the Company's competitive position.

           The announcement comes after the Company announced record first quarter results. During the first quarter impressions on the quepasa.com Web site grew by 144% over the fourth quarter 1999, reaching 58.7 million, registered users increased by 67% over the fourth quarter 1999 to 350,000 and revenue grew by 104%.

           "After spending a significant amount of effort and capital to build a strong market presence, we are now focusing on enhancing our competitive position through more efficient asset utilization," said Gary L. Trujillo, Chairman and CEO of quepasa.com. "Over the balance of the year we will continue to evaluate staffing levels as we explore further opportunities. We have expended significant effort in creating the initial infrastructure for our Web site, building the quepasa.com brand and achieving top-of-mind awareness in the Hispanic community. Now as we go forward, quepasa.com will continue to invest its significant cash balance in executing our business plan. In additional, through our previously announced partnerships, we are growing quepasa.com's brand awareness and increasing our registered users and impressions by offering the U.S. Hispanic community free Internet access and increased access to computers."

           The Company will take a one time, non-material restructuring charge associated with the workforce reduction in its second fiscal quarter, ending June 30, 2000.

           About quepasa.com:

           Quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English. The site was founded in 1998 and includes a search engine, free e-mail, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps and message boards. Quepasa.com has entered into strategic alliances with leading providers of media, content and technology including: NetZero, Inc.; Reuters NewMedia, Inc.; Associated Press; Agencia EFE; Hispanic Business Magazine; AutoNation, Inc.; Net2Phone, Inc.; X:drive; Telemundo Network Group; Internet Wire, Inc.; WeatherLabs, Inc.; e-lingo; WorldGate Communications, Inc.; Inktomi; Salud.com; Egreetings Network, CriticalPath and GTE Internetworking.

           The statements in this press release regarding future performance and growth are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to those set forth in quepasa.com's documents filed the Securities and Exchange Commission.